March 7, 2014

Time Inc.

Amendment No. 1 to Form 10

File No. 001-36218

Dear Mr. Webb:

We refer to the letter dated February 11, 2014 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to Time Inc. (the “Company”) setting forth the comment of the staff of the SEC (the “Staff”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form 10, File No. 001-36218, filed on January 31, 2014 (as so amended, the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 2 to the Registration Statement (the “Amendment”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934 (the “Exchange Act”). The Amendment includes revisions made in response to the comment of the Staff in the Comment Letter, as well as the Company’s audited financial statements for the year ended December 31, 2013, and related disclosures. We have enclosed for your convenience four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the previously filed Registration Statement.

The numbered paragraph and headings below correspond to the paragraph and headings set forth in the Comment Letter. The Staff’s comment is set forth in bold, followed by the Company’s response to the comment. The page number in the response refers to the page in the marked copy of the Information Statement.

Executive Compensation, page 77

Use of Comparative Data, page 80

1.	It appears that you benchmark compensation. With regard to the data referenced in part (ii) of the second paragraph please revise to identify the companies against which you benchmark.

Response: In connection with entering into the employment agreements with Joseph A. Ripp and Jeffrey J. Bairstow, Time Warner Inc.’s senior management and the Compensation and Human Development Committee of Time Warner Inc.’s board of directors referred to the composite market information included in the Towers Watson Executive Compensation Surveys (the “Towers Watson Surveys”) in order to obtain a general understanding of compensation practices among mid-cap companies, rather than as a reference to justify any specific compensation decisions. Accordingly, the Company does not believe that the use of the Towers Watson Surveys constituted benchmarking and has revised its disclosure on page 78 to address the Staff’s comment by clarifying this point.

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Please contact me at (212) 474-1788 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at eschiele@cravath.com and facsimile transmissions may be sent to my attention at (212) 474-3700.

Sincerely,

/s/ Eric L. Schiele, Esq.

Eric L. Schiele, Esq.

Max A. Webb
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3628

Copies to:

Theresa Messinese
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3628

Lyn Shenk
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3628

John Dana Brown
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3628

Joseph A. Ripp
Chief Executive Officer
Time Inc.
1271 Avenue of the Americas
New York, New York 10020

Encls.

FEDERAL EXPRESS

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